# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HARROW, INC., CIK 0001360214
CUSIP: 415858109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1A BURTON HILLS BLVD., SUITE 200, NASHVILLE, Tennessee (TN), 37215
Date of event which requires filing of this statement: 04/03/2025
Amends the filing with accession number 0001078782-12-001964
Filed by CIK 0001274282
Persons authorized to receive notices and communications: Mark L. Baum c/o Harrow, Inc., 1A BURTON HILLS BLVD., SUITE 200, NASHVILLE, Tennessee (TN), 37215, (615) 733-4731

## Reporting persons
- Mark L. Baum (CIK 0001274282): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,056,962; shared voting power 0; sole dispositive power 4,056,962; shared dispositive power 0; aggregate amount beneficially owned 4,056,962 (10.69% of the class)
  Comment: The amount set forth in line 11 consists of (a) 2,599,462 shares of Common Stock held by Mr. Baum and (b) options to purchase 1,457,500 shares of Common Stock held by Mr. Baum and exercisable within 60 days after the date of the filing of this Amendment No. 3.
  
  The percentage set forth in line 13 was calculated based on 37,951,088 shares of Common Stock, of the Issuer which represents the sum of: (a) 36,493,588 shares of Common Stock outstanding as of April 7, 2025, and (b) 1,457,500 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by Mr. Baum and exercisable within 60 days after the date of the filing of this Amendment No. 3.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: HARROW, INC.
Address of issuer's principal executive offices: 1A BURTON HILLS BLVD., SUITE 200, NASHVILLE, Tennessee (TN), 37215
Comment: This Amendment No. 3 ("Amendment No. 3") relates to the common stock, par value $0.001 per share (the "Common Stock") of Harrow, Inc., formerly known as Harrow Health, Inc. (the "Company" or the "Issuer"), and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on August 10, 2012 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on April 25, 2021 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on August 18, 2023. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the Original Schedule 13D is unchanged.

## Item 2. Identity and Background
Residence or business address: The business address of Mr. Baum is c/o Harrow, Inc., 1A Burton Hills Blvd., Suite 200, Nashville, TN 37215

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

"On February 7, 2024, 15,400 shares were granted to Mr. Baum upon exercise of stock options awarded on February 10, 2014 under the Issuer's 2007 Stock Incentive and Awards Plan, as amended. The stock options vested quarterly over a three-year period following the grant date. The total exercise price for the options ($118,734) was paid in cash to the Issuer by Mr. Baum. The stock options were acquired by Mr. Baum as compensation for his services as Chief Executive Officer of the Company pursuant to an employment agreement with the Company, dated April 25, 2016.

On February 20, 2024, Mr. Baum acquired 150,000 shares of Common Stock upon vesting of RSUs granted on February 19, 2021 under the Incentive Plan, as amended. The RSUs vested after a three-year period following the award date, and 59,836 shares were withheld by the Company for tax purposes. Such withholding did not involve any market sales or other market transactions. The RSUs were acquired by Mr. Baum as compensation for his services as Chief Executive Officer of the Company pursuant to an employment agreement with the Company, dated April 25, 2016.

On April 3, 2025, 762,300 PSUs granted to Mr. Baum under the Company's Incentive Plan on April 3, 2023 vested in full following attainment of a two-year service period, and following the achievement and maintenance of price targets of $25 to $50 per share of the Company's Common Stock. Upon the vesting of the PSUs, 300,363 shares of Common Stock were withheld by the Company for payroll tax purposes from the aforementioned 762,300 shares of Common Stock pursuant to the terms of the Incentive Plan, resulting in a net issuance to Mr. Baum of 461,937 shares of Common Stock on April 7, 2025. The PSUs were acquired by Mr. Baum as compensation for his services as Chief Executive Officer of the Company pursuant to an employment agreement with the Company, dated April 25, 2016."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

"The 15,400 shares received upon exercise of stock options, 150,000 shares of Common Stock underlying the RSUs and 762,300 shares of Common Stock underlying the PSUs (prior to tax withholding) described in Item 3 were acquired by Mr. Baum as compensation for Mr. Baum's services as Chief Executive Officer of the Company. The information provided in Item 3 with respect to the stock options, RSUs and PSUs is incorporated by reference herein."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Baum may be deemed the direct beneficial owner of 4,056,962 shares of Common Stock, representing 10.69% of the Common Stock of the Company and consisting of the following: (i) 2,599,462 shares of Common Stock, and (ii) options to purchase 1,457,500 shares of Common Stock which are exercisable within 60 days after the date of the filing of this Amendment No. 3.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Baum has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 4,056,962 shares of Common Stock (including rights to acquire Common Stock). Mr. Baum has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero shares of Common Stock (including rights to acquire Common Stock).
Transactions in the class effected during the past sixty days: On April 7, 2025, Mr. Baum was issued 461,937 shares of Common Stock (which is the full number of shares subject to PSUs, net of 300,363 shares withheld by the Company for tax purposes) following the vesting of PSUs granted to Mr. Baum on April 3, 2023 under the Company's Incentive Plan. Except as reported herein, Mr. Baum has not effected any transactions in the Company's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock beneficially owned by the Reporting Person.

## Signatures
- Mark L. Baum: Mark L. Baum, Mark L. Baum (04/07/2025)